Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2017

CHAIRMAN’S STATEMENT

As the spring thunder awakens the land, the gorgeous clouds welcome the spring back. In this beautiful season where the whole world is flourishing and thriving, I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in 2017 and illuminate our blueprint in the new era.

Outstanding results achieved in 2017 with consistent efforts

In 2017, we achieved outstanding operating results by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, putting great efforts in implementing the overall “innovation-driven development strategy” and consistently pushing forward the three key tasks of “accelerated development, transformation and upgrade, and risk prevention and control” in a coordinated way.

Business development reached a new high. In 2017, on the high base of 2016, the Company maintained a strong growth in business development and achieved gross written premiums of RMB511,966 million, an increase of 18.9% year-on-year, as a result of which, the Company became the first insurance company in China achieving premiums over RMB500,000 million. In particular, gross written premiums from the exclusive individual agent channel amounted to RMB353,668 million, an increase of 25.4% year-on-year. First-year regular premiums were RMB113,121 million, an increase of 20.4% year-on-year, exceeding RMB100,000 million for the first time; first-year regular premiums with ten years or longer payment duration reached RMB66,003 million, an increase of 28.5% year-on-year; renewal premiums were RMB288,106 million, an increase of 28.9% year-on-year; and short-term insurance premiums were RMB47,068 million, an increase of 17.5% year-on-year.

Commission File Number 001-31914

Business value and profitability were improved significantly. The Company put great efforts to constantly improve its business value which was the strategic focus. In 2017, the value of one year’s sales of the Company reached RMB60,117 million, an increase of 21.9% year-on-year. Seizing the opportunity of interest rate hike, the Company increased its allocation in fixed income assets, leveraged the opportunities in equity market and optimized its assets structure, through which, the Company’s gross investment yield reached 5.16% and its comprehensive investment yield reached 4.55%, an increase of 0.55 percentage point and 2.12 percentage points year-on-year, respectively. By strengthening the control of administrative expenses, the Company’s administrative expense ratio1 dropped to 5.59% from 5.89% in the corresponding period of 2016, indicating the expense structure being continuously optimized and cost control being constantly effective. Due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB32,253 million, a significant increase of 68.6% year-on-year.

Business structure was further optimized. In 2017, the Company further accelerated the development of regular premium business. During the Reporting Period, the percentage of first-year regular premiums in long-term first-year premiums was 63.99% and the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 58.35%, an increase of 7.71 percentage points and 3.66 percentage points year-on-year, respectively. The percentage of renewal premiums in gross written premiums was 56.27%, an increase of 4.35 percentage points year-on-year. The Company emphasized playing the due role of insurance in protection, further pushed forward its product diversification strategy and achieved rapid growth of its protection-oriented businesses.

Development foundation was strengthened effectively. While maintaining the steady growth in its size, the quality of the Company’s sales force was notably improved. In 2017, the Company’s total sales force across all channels reached 2.025 million, a net increase of 0.211 million year-on-year. The average productive agents on a quarterly basis in the exclusive individual agent channel increased by 29.8% year- on-year. The Company introduced new measures in customer relation management and actively expanded its customer base, as a result of which, the number of new customers of long-term individual insurance business increased by 18.9% year-on-year.

Grasping the “change” and “unchange” in life insurance operation by proactive thinking and diligent practicing

The life insurance industry is a traditional industry engraved with a history of several hundred years, and also a sunrise industry embracing positive restructuring. In the face of changing economic and social conditions, diversification and globalization of the industry development and increasingly fierce market competition, I, together with other members of the Company’s board of directors, have navigated China Life, a flagship in the industry, at a resolute and steady pace, and gained a better understanding on the “change” and “unchange” in the operation of life insurance.

[1]	Administrative expense ratio = Administrative expenses/Total revenues

Commission File Number 001-31914

Everything has its inherent rule, so is a company’s development. We shall unremittingly pursue our original aspiration, abide by rules, uphold social responsibilities and care for people’s well-being, respect regulations and strive for accelerated development while maintaining stability and resilience.

— Observing the rule of life insurance operation and maintaining strategic consistency. We emphasized playing the due role of insurance in protection, adhered to the value-oriented principle, made great efforts in developing protection-oriented and long-term savings insurance products, accelerated the development of mid-to-long-term regular businesses, optimized the business structure and continuously enhanced development sustainability and value-creation capability. We attached great importance to management of assets and liabilities and upheld the philosophies of “long-term investment, value- oriented investment and safe investment”, supplying long-term funds, riding on industry trends and discovering long-term value. We committed to supporting the real economy and allocated assets in the backdrop of national economic development to achieve asset appreciation and returns on investments.

— Continuously improving service quality and putting customers’ needs in priority. We are dedicated to provide every customer with our high-quality services. We pushed forward the systematic and diversified product development and introduced competitive products such as the “Xin” series, the “Shengshi” series and the “Guoshoufu” series through our extended service network, covering more than 500 million people in both urban and rural areas. We enhanced quality management and upgraded the quality and efficiency of our basic services. We provided individualized and differentiated services to middle-and high-end customers by way of categorized management. We attached great importance to the management of customer complaints, effectively protected interests of customers, and fulfilled our commitment of “Life-time promise, life-long partner” by carrying forward integrity and sincerity culture. In 2017, the Company achieved a record-high level of customer satisfaction.

— Upholding social responsibilities and caring for people’s well-being. We focused on our principal business and enhanced our expertise to exert the function of insurance in long-term risk management and protection. We worked hard to build a protection network for people’s well-being. In particular, we have provided claim settlement services to more than 43 million people on an accumulative basis since 2013, with a benefit payment of RMB110,000 million for commercial insurances; we made maturity payment of RMB505,300 million. By implementing the “Healthy China” initiative, we undertook over 260 supplementary major medical expenses insurance programs covering 420 million people and paid more than RMB40,000 million on an accumulative basis to over 17 million people in relation to supplementary major medical expenses insurance. We carried out administration for over 400 basic social healthcare programs entrusted by local governments which provided medical coverage to more than 68 million people. By implementing the national targeted poverty alleviation initiative, we provided insurance coverage of RMB2.4 trillion to more than 22 million registered poverty-stricken persons and supported more than 1,200 poverty alleviation working sites. We also provided insurance coverage of RMB1.5 trillion for micro-insurance business, with the number of insured for micro-insurance business reaching nearly 100 million. We strengthened people-oriented management, promoted the culture of “Success for you, success by you”, shared interests and shouldered responsibilities to build the Company into a spiritual and career homeland for our employees, agents and sales representatives, so that the working enthusiasm of employees was stimulated and a positive atmosphere of integrity and harmony was created, which paved the way for the prosperity and bright future of the Company.

Commission File Number 001-31914

— Respecting market rules to ensure healthy business development and safeguard against various risks. A company who manages risks must ensure its own safety first. We consciously acted in accordance with the highest international internal control standards, closely complied with the regulatory rules for listed companies, and carried out our businesses in compliance with various laws and regulations. Under the stringent supervision, we considered compliances and external supervision as opportunities for making the Company’s development sound and stable, and promoted transition of risk prevention and control system from “remedy afterwards” to “forestalling beforehand” through building a long-acting risk control system and management mechanism and enhancing audit supervision and risk pre-warning. With sufficient cash flow and the solvency ratio as high as over 270%, the Company firmly held the bottom line of risk management, and maintained stable and healthy development for the Company as well as the industry, and therefore, the Company was praised as the “stabilizer” and “firm rock” of the industry.

With the past yet to be fading and the future already unfolding, we shall catch up with the time, strive to overcome inherent inertia, embrace changes and transformation, and become the pioneer of the era.

— Closely following “changes” in the information era and building “Technology-driven China Life”. Technology is an important pillar for the Company’s operation and management. Since 2015, we have accelerated our pace in building “Technology-driven China Life”, and basically completed the development of a “New Generation of Integrated Business Processing System” with the objectives of “being customer-centered, featured with Internet and artificial intelligence, quick response and safe and reliable architecture”. We developed an advanced business structure, rebuilt and optimized the business processes with an end-to-end and scenario-based approach, and independently designed and built a fully open cloud architecture, based on which, we greatly facilitated transformation and upgrade of the Company’s operation and management. As online platforms for agents and customers, “China Life E-store” and “China Life E-Bao”, through interconnections, significantly supported customer relations and sales force management and provided customers with various application functions such as insurance policy services and purchase. “China Life E-store” had average monthly active users of 1.242 million. “China Life E-Bao” had 24.01 million new registered users. 95% policy-related services of the Company were available online. We rolled out 25,000 digital field offices. Besides, we launched the “China Life Health Platform”. Smarter customer services were provided by introducing the loop-locked digital information operation and management system and customer family unified view.

— Keeping a close eye on “changes” in the insurance market and giving full play to internal potentials. Being market-oriented, we initiated to take global best practices as the benchmark to actively develop a market-oriented performance assessment matrix and remuneration mechanism, put great efforts in facilitating development of individual insurance business and markets in large and medium- sized cities and rural areas, based on which, the Company’s inner vitality has been put into full play and market expanding capabilities have been improved significantly. In 2017, the Company maintained a market leading position in terms of gross written premiums and business and sales force of the exclusive individual agent channel, and the core competitiveness of the Company was continuously enhanced.

Commission File Number 001-31914

— Taking advantage of sales model “changes” and enhancing growth dynamic. With rapid expansion of the Company’s sales force and in response to market changes, we actively learned from advanced experiences at home and abroad, and pushed forward transformation of our sales management model by actively developing a professional operation and management system for the exclusive individual agent channel. While enhancing the Company’s professional management and supports, we also improved our appraisal and compensation mechanism, put more efforts on improving the capabilities and quality of our sales force, and gradually enhanced the dominant role of agent managers at all levels in daily operation and management of their teams, thereby further strengthened the Company’s growth dynamic.

Seeking progress under the premise of stability and excelling in high-quality development

In the near future, the main characteristic of China’s economic development will turn from fast growth to high-quality development, and the insurance industry will play a more important role than ever before in risk protection and risk management. Changes in major groups of insurance consumers and their purchase habits, diversification of product demands and high requirements of service quality, along with the stringent and strengthened supervision which led to ongoing industry transformations, not only put forward challenges for the industry but also present new room for the Company’s development. Despite the challenges and pressures in a short term, in general, there will be long-term benefits for the Company who has long been upholding a prudent and value-oriented strategy.

2018 is the first year for the Company to enter the era of high-quality development. We will actively adapt to changes in customer needs and regulatory requirements in the new era, deepen the construction of supply system, investment system, innovation system, talent system and risk control system and spare no efforts to complete the five major tasks of “transforming sales management model, adjusting business structure, revitalizing and taking lead in large and medium-sized cities, building technology- driven China Life and preventing and controlling risks” by sticking to the general keynote of “making steady progress” and satisfying the fundamental requirements of high-quality development. We will also actively seek to build a “customer-oriented, extensive service-supported and digitalization-featured” operation and management system, transform the Company from a leader in size to a leader in quality, provide customers with better services, create more value for shareholders and make more contributions to the society.

In 2018, we will reembark on our journey with high-quality development, from now and from here.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

In 2017, facing the complicated and changing external environment and fierce market competition, the Company actively implemented an innovation-driven development strategy, adhered to the value-oriented principle, adopted multiple measures, sped up business development and promoted transformation and upgrade by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”. The Company operated in a generally sound and prudent manner, with its business maintaining a rapid growth and its sales force expanding with better quality. During the Reporting Period, the Company’s gross written premiums were RMB511,966 million, an increase of 18.9% year-on-year. The Company’s market share2 was approximately 19.7%, maintaining the first place in life insurance industry in China. With the investment yield growing steadily and the business value and profitability improving significantly, the Company achieved sound and fast development.

I.	REVIEW OF BUSINESS OPERATIONS IN 2017

(I)	Key Performance Indicators

	RMB million
	2017	2016

Gross written premiums	511,966	430,498
Premiums from new policies	223,860	206,996
Including: First-year regular premiums	113,121	93,945
First-year regular premiums with ten years or longer payment duration	66,003	51,378
Gross investment income	129,021	108,151
Net profit attributable to equity holders of the Company	32,253	19,127
Value of one year’s sales Note 1	60,117	49,311
Including: Exclusive individual agent channel	53,170	46,326
Bancassurance channel	6,536	2,610
Group insurance channel	410	375
Policy Persistency Rate (14 months) (%) Note 2	90.90	90.20
Policy Persistency Rate (26 months) (%) Note 2	85.70	85.90

	As at 31 December 2017	As at 31 December 2016

Embedded value	734,172	652,057
Number of in-force policies (hundred million)	2.68	2.46

[2]	Calculated according to the premium data of life insurance companies in 2017 released by the China Insurance Regulatory Commission.

Commission File Number 001-31914

Notes:

1.	Numbers may not be additive due to rounding.
2.	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

Continuous improvement in business value. In 2017, the value of one year’s sales of the Company was RMB60,117 million, an increase of 21.9% year-on-year. As at 31 December 2017, the embedded value of the Company was RMB734,172 million, an increase of 12.6% year-on-year; the Company had approximately 268 million long-term insurance policies in- force, an increase of 8.9% year-on-year; and the surrender rate3 was 4.13%, an increase of 0.59 percentage point year-on-year. During the Reporting Period, the Policy Persistency Rate (14 months and 26 months) reached 90.90% and 85.70%, respectively.

Constant optimization in premium structure. During the Reporting Period, out of the premiums from new policies, first-year regular premiums amounted to RMB113,121 million, an increase of 20.4% year-on-year, and single premiums amounted to RMB63,671 million, a decrease of 12.8% year-on-year. First-year regular premiums with ten years or longer payment duration reached RMB66,003 million, an increase of 28.5% year-on-year. Renewal premiums amounted to RMB288,106 million, an increase of 28.9% year-on-year. The percentage of first- year regular premiums in long-term first-year premiums, the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums and the percentage of renewal premiums in gross written premiums increased by 7.71, 3.66 and 4.35 percentage points, respectively. The first-year regular business and renewal business became stronger driving forces, which further optimized the premium structure and reinforced the sustainable development of the Company.

Significant increase in the Company’s profit. In 2017, interest income from investment portfolios achieved a stable growth, and the net fair value gains through profit or loss increased greatly. The Company’s gross investment income was RMB129,021 million, an increase of 19.3% year-on-year. Due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB32,253 million, an increase of 68.6% year-on-year.

[3]	Surrender rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium income of long-term insurance contracts during the period)

Commission File Number 001-31914

(II)	Insurance Business

1.	Gross written premiums categorized by business

For the year ended 31 December	RMB million
	2017	2016

Life Insurance Business	429,822	361,905
First-year business	168,909	160,590
Single	63,653	72,973
First-year regular	105,256	87,617
Renewal business	260,913	201,315
Health Insurance Business	67,708	54,010
First-year business	40,845	32,141
Single	33,124	25,852
First-year regular	7,721	6,289
Renewal business	26,863	21,869
Accident Insurance Business	14,436	14,583
First-year business	14,106	14,265
Single	13,962	14,226
First-year regular	144	39
Renewal business	330	318

Total	511,966	430,498

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB429,822 million, an increase of 18.8% year-on-year. In particular, first-year regular premiums were RMB105,256 million, an increase of 20.1% year-on-year, and the percentage of first-year regular premiums in first-year premiums was 62.32%, an increase of 7.76 percentage points year-on-year. Single premiums were RMB63,653 million, a decrease of 12.8% year-on-year, and renewal premiums were RMB260,913 million, an increase of 29.6% year-on-year. Gross written premiums from the health insurance business amounted to RMB67,708 million, an increase of 25.4% year-on-year. Gross written premiums from the accident insurance business amounted to RMB14,436 million, basically remaining at the same level of 2016.

Commission File Number 001-31914

2.	Gross written premiums categorized by channel

For the year ended 31 December	RMB million
	2017	2016
Exclusive Individual Agent Channel	353,668	282,136
First-year business of long-term insurance	90,629	74,813
Single	389	283
First-year regular	90,240	74,530
Renewal business	253,586	199,826
Short-term insurance business	9,453	7,497
Bancassurance Channel	113,505	108,256
First-year business of long-term insurance	80,731	85,882
Single	59,777	68,047
First-year regular	20,954	17,835
Renewal business	31,880	21,813
Short-term insurance business	894	561
Group Insurance Channel	26,207	24,915
First-year business of long-term insurance	4,368	5,430
Single	3,425	4,571
First-year regular	943	859
Renewal business	999	703
Short-term insurance business	20,840	18,782
Other Channels[1]	18,586	15,191
First-year business of long-term insurance	1,064	811
Single	80	90
First-year regular	984	721
Renewal business	1,641	1,160
Short-term insurance business	15,881	13,220

Total	511,966	430,498

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

Exclusive Individual Agent Channel. During the Reporting Period, the exclusive individual agent channel maintained a strong growth with its business structure continuously optimized and the quality of its sales force further enhanced. Gross written premiums from the exclusive individual agent channel amounted to RMB353,668 million, an increase of 25.4% year-on-year. In particular, first-year regular premiums from the exclusive individual agent channel increased by 21.1% year-on-year, first-year regular premiums with ten years or longer payment duration increased by 26.9% year-on-year, and the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were 86.50% and 65.16%, respectively. Short-term insurance premiums increased by 26.1% year-on-year. Renewal premiums from the exclusive individual agent channel increased by 26.9% year-on-year, which significantly drove gross written premiums from this channel. With adherence to the development strategy of improving the quality and expanding the size of its sales force, the Company upgraded its system of cultivation for new agents and agent managers and put more effort in the improvement of their quality while maintaining the steady growth of its sales force. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.578 million, a 5.6% increase from the end of 2016, and the average productive agents on a quarterly basis in the exclusive individual agent channel increased by 29.8% year-on-year, showing a positive trend for the quality of its sales force.

Bancassurance Channel. In 2017, the bancassurance channel put more efforts in business transformation. While further controlling the scale of single premium business, the Company strengthened the development of regular premium business to improve the value contributed by bancassurance channel. During the Reporting Period, gross written premiums from the bancassurance channel were RMB113,505 million, an increase of 4.8% year-on-year. In particular, single premiums were RMB59,777 million, a decrease of 12.2% year-on-year, first-year regular premiums were RMB20,954 million, an increase of 17.5% year-on-year, and renewal premiums were RMB31,880 million, an increase of 46.2% year- on-year. First-year regular premiums with ten years or longer payment duration were RMB6,139 million, an increase of 46.3% year-on-year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 55.9%. The value of one year’s sales of the bancassurance channel increased by 150.4% year-on-year, with a rise of 5.6 percentage points of its proportion in the value of one year’s sales of the Company. The bancassurance channel kept on expanding the electronic bank sales channels, such as online banking, self-service terminals and mobile banking, etc., to enhance its service network, as a result of which the regular premium business operated through the channels of major banks and postal offices achieved a fast growth. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 0.339 million, an increase of 43.9% from the end of 2016. The average active insurance planners on a monthly basis in the bancassurance channel increased by 11.3% year-on-year.

Commission File Number 001-31914

Group Insurance Channel. By closely following national strategies, the group insurance channel actively played the role in offering services for people’s livelihood, consistently promoted the diversification of business development, and effectively pushed forward the steady development of its various businesses. During the Reporting Period, gross written premiums from the group insurance channel amounted to RMB26,207 million, an increase of 5.2% year-on-year. Short-term insurance premiums from the group insurance channel amounted to RMB20,840 million, an increase of 11.0% year-on-year. As at the end of the Reporting Period, the number of direct sales representatives reached over 0.104 million, an increase of 21.4% from the end of 2016.

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB18,586 million, an increase of 22.3% year-on-year. The Company actively and steadily developed its supplementary major medical expenses insurance business and basic social healthcare programs entrusted by local governments, maintaining its leading position in the market. In particular, 31 branches at the provincial level carried out more than 260 supplementary major medical expenses insurance programs, providing services to 420 million urban and rural residents, and carried out administration for over 400 basic social healthcare programs, covering more than 90 million people. The Company actively responded to the pilot long-term care insurance programs and won the bids for seven projects. In addition, the Company actively promoted the pilot program of tax-advantaged health insurance throughout China and carried out online sales with the premiums and number of policies from internet sales increasing rapidly.

Commission File Number 001-31914

(III)	Asset Management

In 2017, the global economy continued to recover with ongoing expansion and mild inflation in general, and the developed economies were inclined to tighten their monetary policies. The Chinese economy maintained a stable growth with its structure continuously optimized and both quality and efficiency further improved. In the context of preventing risks and deleveraging in the financial industry, the Chinese government maintained a prudent and moderate monetary policy and intensely introduced a variety of regulatory policies. Bond yield increased significantly, and A Share market experienced obvious structural differentiation. In 2017, the Company seized the opportunity of the interest rate hike and increased its allocation in bonds with long duration and debt-type financial products. The Company maintained its allocation in equity investment in the open market at a reasonable level and seized structural opportunities, and also attached great importance to the value of allocation of stocks in the Hong Kong market. The Company actively pursued good investment opportunities, such as infrastructure, supply- side reforms and debt-to-equity swap, etc., to broaden the sources of its incomes. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,591,652 million, an increase of 5.6% from the end of 2016. In 2017, the Company’s gross investment income reached RMB129,021 million, an increase of RMB20,870 million from 2016 and an increase of 19.3% year-on-year; and the gross investment yield was 5.16%, an increase of 0.55 percentage point from 2016; the net investment yield was 4.91%, an increase of 0.25 percentage point from 2016; the gross investment yield including net share of profit of associates and joint ventures was 5.16%, an increase of 0.47 percentage point from 2016; the comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income4 was 4.55%, an increase of 2.12 percentage points from 2016.

[4]	Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

Commission File Number 001-31914

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
	As at 31 December 2017		As at 31 December 2016[1]
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	2,094,289	80.81%	1,920,125	78.27%
Term deposits	449,400	17.34%	538,325	21.94%
Bonds	1,188,606	45.86%	1,119,388	45.63%
Debt-type financial products[2]	301,761	11.65%	131,880	5.38%
Other fixed-maturity investments[3]	154,522	5.96%	130,532	5.32%
Equity investments	409,528	15.80%	421,383	17.17%
Common stocks	173,450	6.69%	140,166	5.71%
Funds[4]	101,236	3.91%	119,973	4.89%
Bank wealth management products	40,327	1.56%	81,854	3.34%
Other equity investments[5]	94,515	3.64%	79,390	3.23%
Investment properties	3,064	0.12%	1,191	0.05%
Cash and others[6]	84,771	3.27%	110,584	4.51%

Total	2,591,652	100.00%	2,453,283	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.
3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.
4.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2017 and 31 December 2016 were RMB6,942 million and RMB13,609 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

Commission File Number 001-31914

In 2017, by seizing the opportunity of the interest rate hike, the Company increased its allocation in fixed income assets and increased moderately in stock investments. Among the major types of investments, the percentage of investment in bonds increased to 45.86% from 45.63% as at the end of 2016, the percentage of term deposits changed to 17.34% from 21.94% as at the end of 2016, the percentage of investment in stocks and funds (excluding money market funds) increased to 10.33% from 10.05% as at the end of 2016, and the percentage of investment in debt-type financial products increased to 11.65% from 5.38% as at the end of 2016.

2.	Investment Income

For the year ended 31 December	RMB million
	2017	2016[1]

Net investment income[2]	122,796	109,207
+Net realized gains on financial assets	42	6,038
+Net fair value gains through profit or loss	6,183	(7,094)
Gross investment income[3]	129,021	108,151
+Net share of profit of associates and joint ventures	7,143	5,855
Gross investment income including net share of profit of associates and joint ventures[4]	136,164	114,006
Net investment yield[5]	4.91%	4.66%
Gross investment yield[6]	5.16%	4.61%
Gross investment yield including net share of profit of associates and joint ventures[7]	5.16%	4.69%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

Commission File Number 001-31914

6.	Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)
7.	Gross investment yield including net share of profit of associates and joint ventures = (Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In 2017, the interest income from investment portfolios grew steadily, the net fair value gains through profit or loss increased, and the gross investment income increased by 19.3% from 2016. During the Reporting Period, the Company’s net investment income was RMB122,796 million, an increase of RMB13,589 million from 2016, and the net investment yield was 4.91%, an increase of 0.25 percentage point from 2016; the gross investment income was RMB129,021 million, an increase of RMB20,870 million from 2016, and the gross investment yield was 5.16%, an increase of 0.55 percentage point from 2016; the gross investment yield including net share of profit of associates and joint ventures was 5.16%, an increase of 0.47 percentage point from 2016; the comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 4.55%, an increase of 2.12 percentage points from 2016.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

Commission File Number 001-31914

(IV)	Operational Support and Customer Services

Adhering to the “customer-oriented” operating concept, the Company has consistently pushed forward the product diversification development strategy and made greater efforts in developing protection-oriented and long-term saving products so as to meet multifarious insurance demands of customers. In 2017, through construction of the “New Generation of Integrated Business Processing System”, the Company focused on the critical needs of customer service and key problems restricting the improvement of management efficiency, optimized 159 sub- processes, established a customer experience management system and greatly pushed forward transformation of its operational service system into a more digitalized and intelligent one. The efficiency and convenience of customer services was significantly improved. 95% of policy services could be processed online and the percentage of policy conservation through online channels increased by 15 percentage points year-on-year. Mobile claims settlements were available at all service centers, with the number of the claims settled increased by nearly 10 times year-on-year. As the Company adopted fast-track claims settlement, the number of claims settled increased by 4.5 times year-on-year. The use of the “Smart Voice Navigation” system has shortened customers’ waiting time by 65%, and the launch of “Smart Customer Service” system enabled quick responses to customer service requests. 19.16 million return visits were made by customers via WeChat or “China Life E-Bao”, which replaced 50.3% of return visits by telephone, and 15.98 million policy receipts were sent via WeChat, which replaced 86% of receipts delivered by agents. The Company actively participated in the offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme launched by the National Health and Family Planning Commission, facilitating offsite settlement for patients by building a unified settlement platform. The Company continued to introduce various services to customers. It took the lead in the industry in rolling out intelligent robots to provide various smart services to customers at counter, which integrated insurance services with artificial intelligence. The Company put more efforts in carrying out activities of customer care services by building the “China Life Health Platform”, launching new services such as chronic disease management, in-patient and out-patient consulting and health consulting services, and organizing nearly 20,000 online and offline activities on a variety of topics such as health, sports and parents-children relationship. In addition, the Company continued to broaden the scope for the global emergency assistance services and VIP services in order to satisfy the multi-layer and personalized demands of customers.

Commission File Number 001-31914

II.	ANALYSIS OF MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

For the year ended 31 December				RMB million
	2017	2016	Change	Main Reasons for Change
Net premiums earned	506,910	426,230	18.9%	—

Life insurance business	429,267	361,649	18.7%	Fast growth in renewals and first year regular premiums

Health insurance business	63,323	50,590	25.2%	Rapid development in protection oriented businesses

Accident insurance business	14,320	13,991	2.4%	—

Investment income*	122,727	109,147	12.4%	Please refer to the table below

Net realised gains on financial assets	42	6,038	-99.3%	A decrease in spread income of stocks and funds in available-for- sale securities

Net fair value gains through profit or loss	6,183	(7,094)	N/A	An increase in spread income and fair value of stocks in securities at fair value through profit or loss

Other income	7,493	6,460	16.0%	An increase in commission fees earned from China Life Property and Casualty Insurance Company Limited

Commission File Number 001-31914

*	Investment Income

For the year ended 31 December				RMB million
	2017	2016	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	4,538	6,210	-26.9%	A decrease in interest income resulting from the reducing scale of commercial papers in bonds at fair value through profit or loss

Investment income from available-for-sale securities	46,627	37,243	25.2%	An increase in dividend income from available-for-sale equity investment

Investment income from held-to-maturity securities	30,669	24,854	23.4%	An increase in interest income resulting from the growth of allocation in financial bonds

Investment income from bank deposits	23,827	27,851	-14.4%	A decrease in interest income resulting from the reducing scale of deposits

Investment income from loans	16,320	12,018	35.8%	An increase in interest income from the increasing scale of trust schemes

Other investment income	746	971	-23.2%	A decrease in the scale of securities purchased under agreements to resell

Total	122,727	109,147	12.4%	—

Commission File Number 001-31914

2.	Benefits, Claims and Expenses

For the year ended 31 December				RMB million
	2017	2016	Change	Main Reasons for Change
Insurance benefits and claims expenses	466,043	407,045	14.5%	—

Life insurance business	409,410	360,922	13.4%	An increase in the scale of life insurance business

Health insurance business	50,624	40,513	25.0%	An increase in the scale of health insurance business

Accident insurance business	6,009	5,610	7.1%	Fluctuation in claims expenses of certain businesses

Investment contract benefits	8,076	5,316	51.9%	An increase in the scale of investment contracts

Policyholder dividends resulting from participation in profits	21,871	15,883	37.7%	An increase in investment yield from participating accounts

Underwriting and policy acquisition costs	64,789	52,022	24.5%	An increase in underwriting costs for regular premium business due to the growth of the Company’s business and the optimization of its business structure

Finance costs	4,601	4,767	-3.5%	A decrease in interest paid due to redemptions of subordinated debts

Administrative expenses	35,953	31,854	12.9%	The growth of business

Other expenses	6,426	4,859	32.2%	Payable to third party holders of consolidated structured entities and the change of foreign exchange rates applicable to the currency for foreign assets and liabilities

Statutory insurance fund contribution	1,068	1,048	1.9%	The growth of insurance business

Commission File Number 001-31914

3.	Profit before Income Tax

For the year ended 31 December				RMB million
	2017	2016	Change	Main Reasons for Change
Profit before income tax	41,671	23,842	74.8%	—
Life insurance business	29,315	14,732	99.0%	The impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts
Health insurance business	3,246	2,093	55.1%	An increase in investment income
Accident insurance business	528	852	-38.0%	Fluctuation in claims expenses of certain businesses
Other businesses	8,582	6,165	39.2%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB8,919 million, a year- on-year increase of 109.5%. This was primarily due to the combined impact of the taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,253 million, a year-on-year increase of 68.6%. This was primarily due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts.

Commission File Number 001-31914

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

				RMB million
	As at 31 December 2017	As at 31 December 2016	Change	Main Reasons for Change
Investment assets	2,591,652	2,453,283	5.6%	—

Term deposits	449,400	538,325	-16.5%	The maturity of certain term deposits

Held-to-maturity securities	717,037	594,730	20.6%	An increase in the allocation of financial bonds

Available-for-sale securities	810,734	766,423	5.8%	An increase in the allocation of stocks in available-for-sale securities

Securities at fair value through profit or loss	136,809	209,124	-34.6%	A decrease in the scale of commercial papers in bonds at fair value through profit or loss

Securities purchased under agreements to resell	36,185	43,538	-16.9%	The needs for liquidity management

Cash and cash equivalents	48,586	67,046	-27.5%	The needs for liquidity management

Loans	383,504	226,573	69.3%	An increase in the allocation of trust schemes in loans

Statutory deposits – restricted	6,333	6,333	0	—

Investment properties	3,064	1,191	157.3%	An increase in investment properties

Investments in associates and joint ventures	161,472	119,766	34.8%	New investments in associates and joint ventures

Commission File Number 001-31914

2.	Major Liabilities

				RMB million
	As at 31 December 2017	As at 31 December 2016	Change	Main Reasons for Change
Insurance contracts*	2,025,133	1,847,986	9.6%	The accumulation of insurance liabilities from new insurance business and renewal business

Investment contracts	232,500	195,706	18.8%	An increase in the scale of certain investment contract accounts

Securities sold under agreements to repurchase	87,309	81,088	7.7%	The needs for liquidity management

Policyholder dividends payable	83,910	87,725	-4.3%	Dividends paid to policyholders

Annuity and other insurance balances payable	44,820	39,038	14.8%	An increase in maturities payable

Interest-bearing loans and other borrowingsNote	18,794	16,170	16.2%	An increase in borrowings in foreign currency

Bonds payable	—	37,998	N/A	Redemptions of subordinated debts

Deferred tax liabilities	4,871	7,768	-37.3%	Affected by a decrease in the fair value of available-for-sale securities

Note:	Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a one-month bank loan of EUR100 million with a maturity date on 11 January 2018. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

Commission File Number 001-31914

*	Insurance Contracts

	RMB million
	As at 31 December 2017	As at 31 December 2016
Life insurance	1,914,597	1,762,363
Health insurance	102,190	77,837
Accident insurance	8,346	7,786

Total of insurance contracts	2,025,133	1,847,986
Including: Residual marginNote	607,941	515,374

Note:	The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB320,933 million, a 5.7% increase from the end of 2016. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

Commission File Number 001-31914

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB48,586 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB449,400 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Commission File Number 001-31914

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million
	2017	2016	Change	Main Reasons for Change
Net cash inflows/ (outflows) from operating activities	200,990	89,098	125.6%	The change in the scale of securities at fair value through profit or loss

Net cash inflows/ (outflows) from investing activities	(173,676)	(104,703)	65.9%	The adjustment of investment asset structure and an increase in the allocation of bonds with long duration and debt-type financial products

Net cash inflows/ (outflows) from financing activities	(45,595)	6,270	N/A	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities

Foreign exchange gains/(losses) on cash and cash equivalents	(179)	285	N/A	—

Net decrease in cash and cash equivalents	(18,460)	(9,050)	104.0%	—

Commission File Number 001-31914

III	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 31 December 2017	As at 31 December 2016

Core capital	706,516	639,396
Actual capital	706,623	677,768
Minimum capital	254,503	228,080
Core solvency ratio	277.61%	280.34%
Comprehensive solvency ratio	277.65%	297.16%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 19.51 percentage points from the end of 2016. The decrease in the Company’s solvency ratio was due to the impact of various factors, including the development of the Company’s insurance business and the redemptions of subordinated debts.

Commission File Number 001-31914

ANNUAL RESULTS5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2017

	Notes	2017 RMB million	2016 RMB million
REVENUES
Gross written premiums		511,966	430,498
Less: premiums ceded to reinsurers		(3,661)	(1,758)

Net written premiums		508,305	428,740
Net change in unearned premium reserves		(1,395)	(2,510)

Net premiums earned		506,910	426,230

Investment income	1	122,727	109,147
Net realised gains on financial assets	2	42	6,038
Net fair value gains through profit or loss	3	6,183	(7,094)
Other income		7,493	6,460

Total revenues		643,355	540,781

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(259,708)	(253,157)
Accident and health claims and claim adjustment expenses	4	(33,818)	(27,269)
Increase in insurance contract liabilities	4	(172,517)	(126,619)
Investment contract benefits	5	(8,076)	(5,316)
Policyholder dividends resulting from participation in profits		(21,871)	(15,883)
Underwriting and policy acquisition costs		(64,789)	(52,022)
Finance costs	6	(4,601)	(4,767)
Administrative expenses		(35,953)	(31,854)
Other expenses		(6,426)	(4,859)
Statutory insurance fund contribution	7	(1,068)	(1,048)

Total benefits, claims and expenses		(608,827)	(522,794)

Share of profit of associates and joint ventures, net	8	7,143	5,855

Profit before income tax	9	41,671	23,842
Income tax	10	(8,919)	(4,257)

Net profit		32,752	19,585

Attributable to: – Equity holders of the Company		32,253	19,127
– Non-controlling interests		499	458
Basic and diluted earnings per share	11	RMB1.13	RMB0.66

[5]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the year ended 31 December 2017

		2017	2016
	Note	RMB million	RMB million
Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(15,003)	(44,509)
Amount transferred to net profit from other comprehensive income		(42)	(6,038)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		5,605	17,372
Share of other comprehensive income of associates and joint ventures under the equity method		20	(864)
Exchange differences on translating foreign operations		(865)	21
Income tax relating to components of other comprehensive income	10	2,359	8,242

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(7,926)	(25,776)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(7,926)	(25,776)

Total comprehensive income for the year, net of tax		24,826	(6,191)

Attributable to:
– Equity holders of the Company		24,341	(6,647)
– Non-controlling interests		485	456

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Debt securities
– held-to-maturity securities	30,669	24,854
– available-for-sale securities	19,608	17,499
– at fair value through profit or loss	3,618	5,683
Equity securities
– available-for-sale securities	27,019	19,744
– at fair value through profit or loss	920	527
Bank deposits	23,827	27,851
Loans	16,320	12,018
Securities purchased under agreements to resell	746	971

Total	122,727	109,147

For the year ended 31 December 2017, the interest income included in investment income was RMB94,788 million (2016: RMB88,876 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Debt securities
Realised gains	(9)	189
Impairment	(114)	(143)

Subtotal	(123)	46

Equity securities
Realised gains	2,808	8,505
Impairment	(2,643)	(2,513)

Subtotal	165	5,992

Total	42	6,038

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2017, the Group recognised an impairment charge of RMB619 million (2016: RMB1,615 million) of available-for-sale funds, an impairment charge of RMB2,024 million (2016: RMB898 million) of available-for-sale common stocks, and an impairment charge of RMB114 million (2016: RMB143 million) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

Commission File Number 001-31914

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2017 RMB million	2016 RMB million
Debt securities	(1,542)	(918)
Equity securities	8,179	(6,319)
Stock appreciation rights	(179)	191
Financial liabilities at fair value through profit or loss	(275)	(48)

Total	6,183	(7,094)

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Interest expenses for bonds payable	1,033	3,126
Interest expenses for securities sold under agreements to repurchase	3,144	1,460
Interest expenses for interest-bearing loans and borrowings	424	181

Total	4,601	4,767

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2,“ Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2017	2016
	RMB million	RMB million
As at 1 January	119,766	47,175

Change of the cost	37,110	68,387
Share of profit or loss	7,143	5,855
Declared dividends	(1,862)	(820)
Other equity movements	(685)	(831)

As at 31 December	161,472	119,766

Commission File Number 001-31914

				Movement
	Accounting method	Cost	As at 31 December 2016	Change of the cost		Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2017	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	32,162	50,229	—		4,186	—	(956)	—	53,459	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	12,680	—		1,201	(553)	298	—	13,626	29.79%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,929	—		328	(69)	(3)	—	8,185	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,419	—		47	—	—	—	1,466	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,000	—		1,351	(20)	16	—	21,347	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,829	—	21,829	Note	(18)	—	(28)	—	21,783	10.56%	—
Others	Equity Method	9,948	10,407	—		567	(776)	(466)	—	9,732		—

Subtotal		102,523	102,664	21,829		7,662	(1,418)	(1,139)	—	129,598		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	301	—		(10)	—	—	—	291	51.00%	—
Others (iv)	Equity Method	33,349	16,801	15,281		(509)	(444)	454	—	31,583		—

Subtotal		33,655	17,102	15,281		(519)	(444)	454	—	31,874		—

Total		136,178	119,766	37,110		7,143	(1,862)	(685)	—	161,472		(1,010)

Note:    Including the amount originally held by the Company.

Commission File Number 001-31914

(i)	The Company proposed to subscribe for 1,869,586,305 additional shares offering of CGB at no more than RMB7.01 per share, with a total consideration of RMB13.2 billion. The specific subscription price and quantity will be subject to the adjustment based on the valuation result filed to state-owned assets authority. Upon the completion of transaction, the Company will hold 43.686% of CGB’s ownership interest, unchanged from prior to the transaction. As at 31 December 2017, the transaction has been reviewed and approved by the Board of Directors of the Company, and the relevant parties of the transaction have not entered into the contracts.

(ii)	The 2016 final dividend of HKD0.12 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2017. The Company received a cash dividend amounting to RMB239 million. The 2017 interim dividend of HKD0.167 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 23 August 2017. The Company received a cash dividend amounting to RMB314 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 29 December 2017 (the last trading day in 2017), the stock price of Sino-Ocean was HKD5.39 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2017. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2017.

(iii)	On 16 August 2017, the Company entered into an agreement to acquire 3,177,159,590 non-public offering of A ordinary shares of China Unicom, with a total consideration of RMB21.7 billion to participate into the Mixed Ownership Reform of China Unicom. Upon the completion of the transaction as at 31 October 2017, the Group’s share percentage of China Unicom increased from 0.08% to 10.56%, making the Company the second largest shareholder of China Unicom. In accordance with the articles of China Unicom, the Company is entitled to nominate candidates for the Board of Directors and Supervisors. The candidate of Board of Directors nominated by the Company was approved in the General Meeting of China Unicom on 8 February 2018. The management considered that the Group can exert significant influence upon China Unicom, and therefore accounted for it as an associate. On 29 December 2017 (the last trading day in 2017), the stock price of China Unicom was RMB6.33 per share. As at 31 December 2017, the Company had not yet completed the valuation for fair value of the identifiable net assets of China Unicom.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	Except for a 36-month restricted period of the investment in China Unicom, as mentioned in (iii), the Group has no restrictions to transact other investments in associates and joint ventures.

As at 31 December 2017, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint venture
Sanya Company	PRC	51.00%

Commission File Number 001-31914

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%

Joint venture
Sanya Company	PRC	51.00%

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2017 and for the year ended 31 December 2017:

	CGB	Sino- Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Sanya Company
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	888
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	317
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	571
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	571
Total adjustments (i)	2,267	(2,617)	—	—	676	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	571
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	51.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	291
Impairment	—	(1,010)	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	291

Total revenues	50,531	49,236	61,142	399	5,644	274,829	—
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	(20)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	(20)

Commission File Number 001-31914

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2016 and for the year ended 31 December 2016:

	CGB	Sino- Ocean	CLP&C	COFCO Futures	Pipeline Company	Sanya Company
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,276	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2017 and 31 December 2016. The Group had a capital contribution commitment of RMB20.996 billion with a joint venture as at 31 December 2017 (31 December 2016: RMB2,991 million).

(i)	Including adjustments for the difference of accounting policies, fair value and others.

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Employee salaries and welfare costs	18,741	15,955
Housing benefits	933	838
Contribution to the defined contribution pension plan	2,357	1,798
Depreciation and amortisation	2,240	2,083
Foreign exchange (gains)/losses	(52)	(582)
Remuneration in respect of audit services provided by auditors	59	58

Commission File Number 001-31914

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Current taxation – Enterprise income tax	9,457	5,200
Deferred taxation	(538)	(943)

Total tax charges	8,919	4,257

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2016: 25%) is as follows:

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Profit before income tax	41,671	23,842
Tax computed at the statutory tax rate	10,418	5,961
Non-taxable income (i)	(7,847)	(6,080)
Expenses not deductible for tax purposes (i)	6,105	4,259
Unused tax losses	6	58
Tax losses utilised from previous periods	(15)	(49)
Others	252	108
Income tax at the effective tax rate	8,919	4,257

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)	As at 31 December 2017 and 2016, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million
As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit (Charged)/credited to other comprehensive income	(614)	1,126	431	943
– Available-for-sale securities	—	12,639	—	12,639
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
– Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credit ed to net profit	1,072	(1,279)	745	538
(Charged)/credit ed to other comprehensive income
– Available-for-sale securities	—	3,759	—	3,759
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
– Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

(i)	The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities and securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB607 million as at 31 December 2017 (as at 31 December 2016: RMB807 million). Unrecognised deductible temporary differences of the Group amounted to RMB243 million as at 31 December 2017 (as at 31 December 2016: RMB219 million).

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	1,980	3,024
– deferred tax assets to be recovered within 12 months	4,493	3,626

Subtotal	6,473	6,650

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(9,131)	(13,037)
– deferred tax liabilities to be settled within 12 months	(2,213)	(1,381)

Subtotal	(11,344)	(14,418)

Net deferred tax liabilities	(4,871)	(7,768)

11	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2017 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2016: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 31 May 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling RMB6,784 million in respect of the year ended 31 December 2016 was declared and paid in 2017. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2017.

A distribution of RMB380 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2017 according to the authorization by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 22 March 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2017 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2017.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2017

	Note	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

ASSETS
Property, plant and equipment		42,707	30,389
Investment properties		3,064	1,191
Investments in associates and joint ventures	8	161,472	119,766
Held-to-maturity securities		717,037	594,730
Loans		383,504	226,573
Term deposits		449,400	538,325
Statutory deposits-restricted		6,333	6,333
Available-for-sale securities		810,734	766,423
Securities at fair value through profit or loss		136,809	209,124
Securities purchased under agreements to resell		36,185	43,538
Accrued investment income		50,641	55,945
Premiums receivable		14,121	13,421
Reinsurance assets		3,046	2,134
Other assets		33,952	22,013
Cash and cash equivalents		48,586	67,046

Total assets		2,897,591	2,696,951

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As at 31 December 2017

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,025,133	1,847,986
Investment contracts	232,500	195,706
Policyholder dividends payable	83,910	87,725
Interest-bearing loans and borrowings	18,794	16,170
Bonds payable	—	37,998
Financial liabilities at fair value through profit or loss	2,529	2,031
Securities sold under agreements to repurchase	87,309	81,088
Annuity and other insurance balances payable	44,820	39,038
Premiums received in advance	18,505	35,252
Other liabilities	47,430	36,836
Deferred tax liabilities	4,871	7,768
Current income tax liabilities	6,198	1,214
Statutory insurance fund	282	491

Total liabilities	2,572,281	2,389,303

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	145,675	145,007
Retained earnings	139,202	122,558

Attributable to equity holders of the Company	320,933	303,621

Non-controlling interests	4,377	4,027

Total equity	325,310	307,648

Total liabilities and equity	2,897,591	2,696,951

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2017

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)
Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)
Transactions with owners
Appropriation to reserves	—	—	7,367	(7,367)	—	—
Dividends paid	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33
Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)
As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)
Total comprehensive income	—	—	(7,912)	32,253	485	24,826
Transactions with owners
Appropriation to reserves	—	—	8,445	(8,445)	—	—
Dividends paid	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2017

	2017 RMB million	2016 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	41,671	23,842
Adjustments for:
Investment income	(122,727)	(109,147)
Net realised and unrealised (gains)/losses on financial assets	(6,225)	1,056
Insurance contracts	176,148	131,354
Depreciation and amortisation	2,240	2,083
Foreign exchange (gains)/losses	(52)	(582)
Share of profit of associates and joint ventures, net	(7,143)	(5,855)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	76,378	(76,318)
Financial liabilities at fair value through profit or loss	931	1,539
Receivables and payables	38,967	124,466
Income tax paid	(4,473)	(9,331)
Interest received – securities at fair value through profit or loss	4,497	5,465
Dividends received – securities at fair value through profit or loss	778	526

Net cash inflows/(outflows) from operating activities	200,990	89,098

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	30,540	10,447
Maturities of debt investments	142,845	50,101
Disposals of equity investments	506,306	508,476
Property, plant and equipment	103	114
Purchases:
Debt investments	(516,051)	(173,628)
Equity investments	(500,737)	(537,012)
Property, plant and equipment	(9,619)	(5,310)
Capital contribution to associates and joint ventures	(37,304)	(65,158)
Decrease/(increase) in term deposits, net	92,148	37,515
Decrease/(increase) in securities purchased under agreements to resell, net	6,981	(22,035)
Interest received	98,012	78,891
Dividends received	29,014	20,390
Decrease/(increase) in policy loans, net	(15,515)	(7,483)
Cash paid related to other investing activities	(399)	(11)

Net cash inflows/(outflows) from investing activities	(173,676)	(104,703)

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 31 December 2017

	2017 RMB million	2016 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	6,228	49,999
Interest paid	(5,671)	(4,891)
Dividends paid to equity holders of the Company	(7,164)	(12,257)
Dividends paid to non-controlling interests	(135)	(151)
Cash received from borrowings	3,121	13,831
Capital injected into subsidiaries by non-controlling interests	4,034	2,939
Cash repaid to lenders	(38,000)	(30,000)
Cash paid related to other financing activities	(8,008)	(13,200)

Net cash inflows/(outflows) from financing activities	(45,595)	6,270

Foreign exchange gains/(losses) on cash and cash equivalents	(179)	285
Net decrease in cash and cash equivalents	(18,460)	(9,050)

Cash and cash equivalents Beginning of the year	67,046	76,096

End of the year	48,586	67,046

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	47,444	64,364
Short-term bank deposits	1,142	2,682

Commission File Number 001-31914

SEGMENT INFORMATION

1	OPERATING SEGMENTS

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	ALLOCATION BASIS OF INCOME AND EXPENSES

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	ALLOCATION BASIS OF ASSETS AND LIABILITIES

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
– Term life	4,110	—	—	—	—
– Whole life	36,496	—	—	—	—
– Endowment	198,418	—	—	—	—
– Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
– Equity holders of the Company						32,253
– Non-controlling interests						499
Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)
Depreciation and amortisation	1,513	351	216	160	—	2,240

Commission File Number 001-31914

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713
Total						2,897,591
Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781
Total						2,572,281

Commission File Number 001-31914

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
– Term life	3,871	—	—	—	—
– Whole life	29,524	—	—	—	—
– Endowment	188,415	—	—	—	—
– Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
– Equity holders of the Company						19,127
– Non-controlling interests						458
Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)
Depreciation and amortisation	1,490	257	196	140	—	2,083

Commission File Number 001-31914

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

NEW ACCOUNTING STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP FOR THE FIRST TIME FOR THE FINANCIAL YEAR BEGINNING ON 1 JANUARY 2017

Standards/Amendments	Content	Effective for annual periods beginning on or after

IAS 7 Amendments	Disclosure Initiative	1 January 2017

IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017

IFRS 12 Amendments included in	Disclosure of Interests in Other Entities	1 January 2017

Annual Improvements to IFRSs 2014-2016 Cycle

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Commission File Number 001-31914

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied the amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the accounting treatment of the Group for the previous period was consistent with the clarification in these amendments.

IFRS 12 Amendments – Disclosure of Interests in Other Entities

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s consolidated financial statements as the Group has no interest in a subsidiary, a joint venture or an associate that is classified as held for sale.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017

Standards/Amendments	Content	Effective for annual period beginning on or after

IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018

IFRS 9	Financial Instruments	1 January 2018

IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018

IFRS 15	Revenue from Contracts with Customers	1 January 2018

IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018

IAS 40 Amendments	Transfers of Investment Property	1 January 2018

IFRS 16	Leases	1 January 2019

IFRS 17	Insurance Contracts	1 January 2021

IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Commission File Number 001-31914

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligations associated with the share- based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share- based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity- settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met. The Group will adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a material impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business model (hold to collect contractual cash flow, hold to collect contractual cash flow and sell financial assets or other business models) and contractual cash flow characteristics (sole payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at fair value through profit and loss. Other debt instruments giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business model. The Group is in the process of analyzing the contractual cash flow characteristics of financial assets and assessing the application of the business model.

Commission File Number 001-31914

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income (“OCI”). If the Group elect to record equity investments at FVOCI, gains and losses would never be recognized in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analyzing the impact on the expected loss provision; the Group believed the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as FVTPL; and (ii) its activities are predominantly connected with insurance on its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Group performed an assessment of the amendments and reached the conclusion that its activities are predominantly connected with insurance as at 31 December 2015. There had been no significant change in the activities of the Group since then that requires reassessment, and the Group considered that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continue to apply IAS 39 to its financial assets and liabilities in its reporting period starting on 1 January 2018.

Commission File Number 001-31914

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

The Group will adopt IFRS 15 from 1 January 2018 and plans to adopt the modified retrospective approach. Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. The Group does not expect any significant impact on the Group’s consolidated financial statement.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No.4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No.15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group is assessing the impact of IFRS 16 on its consolidated financial statements.

IFRS 17 – Insurance Contracts

On 18 May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

Commission File Number 001-31914

The main features of the new accounting model for insurance contracts are, as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A Contractual Service Margin (“CSM”) represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the CSM and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•	Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the income statement, but are recognised directly on the balance sheet;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required. However, if full retrospective application for a group of insurance contracts is impracticable, then the entity is required to choose either a modified retrospective approach or a fair value approach.

The Group is currently assessing the impact of the standard upon adoption.

Commission File Number 001-31914

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

In addition, besides the amendments to IFRS 12, which are effective for annual periods beginning on or after 1 January 2017, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no material impact on the accounting policies of the Group as a result of these amendments.

Commission File Number 001-31914

EMBEDDED VALUE

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5%. 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk- adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2017 and the value of one year’s sales for the 12 months ended 31 December 2017, the corresponding results as at 31 December 2016 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2017	31 December 2016
A	Adjusted Net Worth	370,500	349,528
B	Value of In-Force Business before Cost of Required Capital	398,723	332,317
C	Cost of Required Capital	(35,050)	(29,787)
D	Value of In-Force Business after Cost of Required Capital (B + C)	363,673	302,530
E	Embedded Value (A + D)	734,172	652,057

F	Value of One Year’s Sales before Cost of Required Capital	64,627	53,952
G	Cost of Required Capital	(4,510)	(4,641)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	60,117	49,311

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2017	31 December 2016
Exclusive Individual Agent Channel	53,170	46,326
Bancassurance Channel	6,536	2,610
Group Insurance Channel	410	375

Total	60,117	49,311

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel

	By FYP		By APE
Channel	31 December 2017	31 December 2016	31 December 2017	31 December 2016
Exclusive Individual Agent Channel	47.2%	51.1%	47.3%	51.2%
Bancassurance Channel	8.0%	3.0%	23.2%	10.2%
Group Insurance Channel	1.1%	1.0%	1.1%	1.1%

Note:	FYP (First Year Premium) is the written premium for calculation of the value of one year’s sales, APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in 2017		RMB million
ITEM
A	Embedded Value at the Start of Year	652,057
B	Expected Return on Embedded Value	52,472
C	Value of New Business in the Period	60,117
D	Operating Experience Variance	529
E	Investment Experience Variance	(4,280)
F	Methodology, Model and Assumption Changes	(5,926)
G	Market Value and Other Adjustments	(11,549)
H	Exchange Gains or Losses	(459)
I	Shareholder Dividend Distribution and Capital Injection	(7,164)
J	Other	(1,625)
K	Embedded Value as at 31 December 2017 (sum A through J)	734,172

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2017 opening net worth.

C	Value of one year’s sales for the 12 months ended 31 December 2017.

D	Reflects the difference between actual operating experience in 2017 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2017.

F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

G	Change in the market value adjustment from the beginning of year 2017 to 31 December 2017 and other adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2017.

J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
	Base case scenario	363,673	60,117
1.	Risk discount rate +50bps	347,884	57,470
2.	Risk discount rate -50bps	380,622	62,964
3.	Investment return +50bps	425,453	68,690
4.	Investment return -50bps	302,186	51,558
5.	10% increase in expenses	358,884	56,878
6.	10% decrease in expenses	368,460	63,356
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	361,113	59,400
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	366,227	60,835
9.	10% increase in lapse rates	363,021	59,149
10.	10% decrease in lapse rates	364,137	61,030
11.	10% increase in morbidity rates	358,936	58,997
12.	10% decrease in morbidity rates	368,448	61,235
13.	Using 2016 EV appraisal assumptions	357,052	60,114

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 5 May 2018 to Wednesday, 6 June 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 4 May 2018.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of approximately RMB11,306 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Wednesday, 6 June 2018. If approved, the final dividend is expected to be paid on Thursday, 9 August 2018 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 20 June 2018.

The H Share register of members of the Company will be closed from Friday,15 June 2018 to Wednesday, 20 June 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 14 June 2018.

Commission File Number 001-31914

According to the Enterprise Income Tax Law of the People’s Republic of China（《中華人民共和國企 業所得稅法》）and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2017 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China（《中華人民共和國個人所 得稅法》）and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2017 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

Commission File Number 001-31914

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Shareholders, it is expected that the Company will complete the distribution of the 2017 final dividend by Thursday, 21 June 2018. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2017 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 14 August 2018 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter- connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81（) 《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81 號））promulgated on 17 November 2014 and the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127（) 《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》 （財稅 [2016]127 號））promulgated on 5 December 2016:

Commission File Number 001-31914

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2017. The 2017 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by Ernst & Young based on the International Standards on Auditing and Ernst & Young has issued standard unqualified opinions on the 2017 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

22 March 2018